Filed by Innoviz Technologies Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Collective Growth Corporation

Commission File No.: 001-39276

Date: March 17, 2021

Cowen Mobility Disruption Conference—Transcript

Jeff Osborne:

Hey, good morning everybody. It’s uh, Jeff Osborne, the mobility technology analyst at Cowen, and thanks for joining us on day three of our virtual summit where we’re exploring all things that are disrupting the automotive and transportation industry more broadly. Very pleased to have Omer and Eldar joining us, uh, live from Tel Aviv today. Uh, Omer, thanks uh, for, for taking time out of your busy day to uh, hop on with us.

Omer Keilaf:

No problem. It’s a Friday. (laughs)

Jeff Osborne:

Good stuff. Um, maybe for those that aren’t familiar with, uh, Innoviz, uh, in the recent SPAC transaction, do you mind, uh, taking a few minutes to, uh, introduce, uh, what Innoviz is up to? We’ve had a few LiDAR companies at the conference, all approaching the market in a different way. But, uh, why don’t you, uh, get us up to speed on, uh, Innoviz, and then we’ll, uh, go down with a particular, uh, line of questioning that we have.

Omer Keilaf:

Yeah, sure. Thank you. So, I’ll start with, uh, showing you our product. Um, this is the, our first product Innoviz One, uh, and that’s the, it’s, it’s a solid-state LiDAR. You can see it’s a very small device made out of, uh, several, very unique components that we designed. Uh, Innoviz started in 2016, eh, and we have partnership with several tier ones. Magna, Aptiv, Harman and Hirain. Uh, when we’re competing on business in the automotive space, uh, we’re always in discussions with the car makers, but we also, ah, we eventually, when we’re competing on the business, uh, we go through the tier ones. Uh, our business model is basically selling of design, uh, with the components to the tier ones, who are responsible for the industrialization and manufacturing of the LiDAR in those programs.

Omer Keilaf:

One of the programs that we’ve won is, uh, BMW, which we won with Magna, as the, as our tier one. Uh, BMW developed MEM level three, where we provide them, uh, with our LiDAR and our computer vision. Our computer vision is object detection, specification of, uh, objects. Um, we and the BMW program uh, that’s a platform that’s going to be used across different, uh, models. Uh, that can gives us projections of revenues of $2 billion in this decade. Uh, we have 4 tier ones. That gives us a very, uh, very good exposure to the market and diversity. Uh, I would say that probably our working on, uh, competing on all of the programs that are currently sourcing. Um, we have a very established product. Our Innoviz One who is now on, eh, on, on it’s path to the automotive grid by the end of this year, and starting the December.

Omer Keilaf:

I’ll show you a few videos that shows, uh, industrialization. And, and we have a very unique architecture that allows us to use 905 in a safe way, but also in a very high performance, uh, eh, way. Uh, we recently announced our second generation, uh, product, Innoviz Two, which has a significant cost reduction, uh, that we see as an opportunity to reach level two plus. Uh, lev- level two plus is eh, is what we believe will be the market, uh, the biggest market in the next decade. Uh, I’ll show you a few videos so you’ll get an impression of, of the product. So this is just one, uh frame. Um, you can see here in this video, and, and it’s kind of a funny looking eh, video which I took through my phone, and the reason I’ve done it is because I wanted to show you that, that the raw data that is coming out from the LiDAR is, is very clean, and there is no post processing, no tricks. You can see the very wide field of view. Uh, long range and high resolution and high frame rate. This is in the middle of the day.

Omer Keilaf:

Uh, another video that you can get an impression here. Uh, and this comes from, again, a single box, four lasers. One, two, three, four. Uh, that we use in our system to provide the full, uh, performance of the LiDAR, so it’s a very low cost design. It’s, uh, using 905 diodes off the shelf, which are very, uh, cheap. And of course in order to meet this performance, we designed our own unique components, which are the, the MEMS, uh, the detector and, and the AC. Um, this one shows the object detection specification, which is part of what we provide. We’ve been developing this in the last five years. Um, we’ve really from the first day, uh, sold it. We, we’re not only providing the sensor. We’re also providing, uh, the software on top of it.

Omer Keilaf:

Let me pause here, to, to kind of take up, uh, the questions.

Jeff Osborne:

Perfect. Yeah, no. Uh, the videos are great, definitely for the investors watching. If you follow Omer on, uh, LinkedIn as well, you’re quite prolific at, uh, posting, uh, scenes around Tel Aviv of the, the landmark and you’re so interesting to watch. Um, but, uh, yeah. Definitely wanted to, uh, to focus on the, the Magna BMW development. Can you talk about, you know, how... A, how you won that, how long it took? And then, uh, B, you know, where are we in that journey to, uh, truly commercializing that?

Omer Keilaf:

Yeah, sure. We’ll start with, uh, kind of where it started and uh, basically, uh, in 20, uh, 17, uh, that was the first time we, uh presented a very early stage of the technology to the BMW team. Uh, which became very interested. Uh, we know, we knew that uh, BMW is on a path to make a decision by the end of the year, uh, to fold their platform. Uh, that was due, uh, then in November of ‘17. Uh, we spent... So, basically we talked with, eh, with Magna, uh, that was... We were in very early stage of discussions, and, and together, uh, we started to work on the program. There was a due diligence about, uh, almost a year. Uh, we had a lot of engineers from BMW visiting our site and vice versa. It was a very long process, uh, which was eventually concluded, eh, by the end of that year.

Omer Keilaf:

Um, and, and, this is actually very similar to any other program that, uh, we’re competing on. There is always an RFI and RFQ, we, we get that through the tier one, and, and basically start to kind of respond to the other finder of Q. Um, today, uh, I can show you a bit of the timeline. So, maybe jump to this slide. So, um, you can see here that, um, what we’ve done since, since then was go in through... Oh, sorry.

Omer Keilaf:

We’ve gone through, uh, different... Sorry. One second. Lot of machines. Okay.

Omer Keilaf:

Uh, we’ve gone through a lot of industrialization cycles. Uh, in every program, there is a stage where you need to provide an A sample, a B sample, C sample, that’s kind of a, uh, I would say, uh a clock that is, that the, the car maker is using to synchronize all of the suppliers. So they have stages of operations of the car. Uh, a B sample is an example, uh, that will need to be final form factor, not final performance. Not, uh, not at the multi-grade. C sample needs to be, uh, final size, final performance, and eventually needs to be also automotive grade. Uh, we’ve gone through, uh, several, um, tests. Uh, that you can see some of them in this slide. Uh, you know, those are, are really crazy tests that are done in different stations, and all, all, all of these are Innoviz One in different tests.

Omer Keilaf:

So, uh, as you can see from the, on the schedule... Sorry. Uh, we’ve gone though, in the C sample we’ve gone through about, uh, five cycles of design in order to meet all of them. We’ve done, we started a different design, but addition cycles, now we’re doing our last one, and going into the D sample. Uh-

Omer Keilaf:

Now we’re doing our last one, and going into the D sample, uh, that is coming along this year. Uh, D sample means that it’s a final, final design, uh, automotive grade, and actually, coming from a final production line. So, uh, we, you can see here, uh, some of the machines that we design, those are production, uh, tools, that we, that are fully automated to build uh, the ladder. You can see a machine that is used, we, we designed to build the MEMS scanners. Those are uh, these are scanners that we use in our system that’s maybe the, one of the more complex parts in our design. So we’ve fully automated it for testing and uh, and for assembly and testing.

Omer Keilaf:

Uh, this machine does the actual alignment so you can see that all of the optics is uh, is placed automatically. And then we have uh, an automatic chamber that does all of the testing and, and calibration of the system. Uh, so we, we’ve automated all of our supply chain in order to meet with the, the, the distant of timeline which is going to start producing units from the final production line to, to BMW um, the middle of this year.

Jeff Osborne:

Got it. And then you, you mentioned multiple uh, platforms and so it, will BMW be rolling this out only on one to start or will it be on several vehicles uh, simultaneously?

Omer Keilaf:

Well, t, traditionally what happens is that uh, car companies like BMW every four or five years uh, they design a platform. And uh, and once this platform is uh, qualified, it is used to serve uh, different models. And basically uh, that is the plan uh, with BMW. So, it’s not going to be only on one car it’s going to be on multiple cars.

Jeff Osborne:

Got it. And it, maybe just uh, touch on that, that 2017 uh, 2016 timeframe when we, you were just getting started. Um, you know there’s close to 60 LiDAR companies out there. Investors are confused by all the different approaches and, acronyms out there but um, in essence you’ve got your near-infrared spectrum like yourself in 905 and below. You’ve got uh, we had Luminar yesterday at 1550. What, why when you were starting out did you decide to go with, with 905? Uh, let’s start there and then we can maybe work our way into uh, building a framework on how investors should differentiate uh, all the different LiDAR companies out there, which there’s more than 60 of ‘em.

Omer Keilaf:

Yeah, sure it, it’s a, it’s a great question. So when, when we started in 20 uh, 16 uh, we, we had opportunity to learn uh, the, the requirements in the market. And it was clear uh, that in, in the automotive space uh, there is a clear um, and, and I can show you here. So you know um, sorry, this one. So w, whenever you introduce a new technology to the market, uh, usually it’s introduced by uh, the premium cost. They are able to absorb a certain cost. Uh, but once you want to achieve a much higher adoption, you need to get to a point where every cent counts.

Omer Keilaf:

And, and example to it would be the cameras. I mean, five years ago there was a debate between stereo cameras and mono cameras and everybody would say that’s two, two cameras are better than one right? Uh, but you know Mobileye managed to convince the world that the single camera is enough with efficient IP and to save a few dollars. Uh, the difference in cost between 1550 and 905 is not a few dollars. It’s actually thousands today and even in high volume you’re talking about the gap of hundreds of dollars. So it was clear to us that uh, a 1550 intermittent LiDAR would not be able to be adopted in, in, in high volume in, in an automotive space. So we had to bring a lot of innovation uh, to, to go through uh, the variants of performance of 905. So we developed the right chip set uh, that allows us to have much higher performance with an iSafe 905. And, and that’s uh, basically how we solved the problem.

Omer Keilaf:

We went in a, in a much more difficult I would say, hard path. We had to solve a lot of technology issues along different technologies. We, we developed three different chips. The MEMS scanner, the detector, and the ASIC. There is also very unique architectural uh, concept we developed that allows us to achieve the performance uh, that I showed you earlier. Which you can see it’s a very high resolution. Uh, actually much higher than the others even those that are using 1550.

Omer Keilaf:

Our performance is higher than those that are using 1550. And uh, and that’s all, Innoviz one. In Innoviz two it will be uh, significantly higher.

Jeff Osborne:

And s, specifically just because we did have the speaker yesterday that you know, made claims that uh, potentially anyone that walks in front of your BMW uh, with 905 or any uh, below 905 um, uh spectrum, you know, will go blind uh, and have eye problems. How, how did you, you get an eye safe product just so that the investors are clear that there are ways-

Omer Keilaf:

Okay (laughs).

Jeff Osborne:

... of making a laser that’s near infrared. Uh, s, safe for society.

Omer Keilaf:

Well, sure. Uh, o, obviously we have eye safe certification. We have a lot of uh, e, engineers that are uh, working around this topic and I would be very curious to understand who thinks that BMW uh, would not, would use a, a LiDAR that would have such a risk. Uh, I could guarantee that this is something that uh, is a, is not, is not an issue. Obviously um, that, that’s the barrier of uh, using a 905. You need to solve, you need to, in order to get very high performance of 905 with a capped laser power.

Omer Keilaf:

Because you, you cannot use the same power that you can use with 1550. Um, but you, you can achieve that kind of performance in a, in a different way. So for example when you’re shooting a pulse of light the, the amount of photons that are reflected back uh, you can collect more of them if you have a bigger aperture in front of your detector. So that’s why we designed our, our MEMS in a very, very like very big MEMS and multiple of them so we’re able to collect more photons from the sim. And then you need to have a detectors that has a very high conversion rate of photons to electrons which are much higher than uh, in, then when using 1550.

Omer Keilaf:

And then you need to have a very low noise floor uh, which allows you to collect to, to detect single photons. So if you’re using an ATD or uh, detectors that you’re using have a very high, and noise floor which means that you need to, uh, blast the laser in order to see beyond the, that noise.

Omer Keilaf:

The car detector allows us to see single protons so we’re able to extract a much higher uh, performance with the 905. So, uh, and that, there is no risk uh, beyond that.

Jeff Osborne:

Got it. And then, there, there’s a lot of uh, narrative or rhetoric from LiDAR companies about, “My LiDAR goes this far” and so you know, that, somebody else’s goes even farther. What, what are the um, specs or parameters that you’re being asked to do in the RFI’s and RFQ’s that, that you’re pursuing. Uh, is 250, 300 meters the, the, the norm uh, versus some of these companies saying “I can go 1000.” Which uh, you know, maybe that’s important for a truck that needs a lot longer braking distance. But for passenger cars in particular-

Omer Keilaf:

No I, I appreciate the question. There is a lot of uh, noise indeed uh, around this topic and I think it’s uh, It’s actually not true. So, uh, there are many parameters that the LiDAR needs to meet. Okay? Uh, range by itself doesn’t uh, add any value. The, the most difficult problem for a car is to be able to see a small object uh, far away because it-

Omer Keilaf:

... to be able to see a small object, uh, far away because a- any object that is higher than one third of a tire can make a car bend over. Now, if you, if the car wants to drive itself in, uh ... let’s say 130 kilometers an hour, uh, it needs to have sufficient time to stop if it sees a small object, right? So, the- the golden number is actually around 160 meters. Uh, and if you calculate, uh, the- the height of the tire, you get to a resolution of 0.05 degree resolution. That’s kind of a golden number. Uh, and you need to have it actually across the entire vertical field of view, because you could be driving in a, in incline or decline. So, if you think about, uh, 10 degrees vertical, which is very low consider ... uh, you’re talking about 200 lines.

Omer Keilaf:

And, uh, we’re working on ... And- and add to it the horizontal field of view, which is, needs to be 100 or more in order to, uh, be able to detect cuttings and, um, and frame rate, which is, uh, you need to be, uh, to- to be above 10. We get, we see between 10 and- and 20, uh, which is for reaction times. So, i- if you, if you multiply kind of the- the s, the required resolution, uh, of, uh, let’s say, uh, 0.1 over 0.05, uh, multiplied by the 10 frames per second, which is the minimum, uh, and 100 over, uh, 20. Uh, and that, the- those figure are kinda the minimum requirement, there are those that are asking for more. I- I ... we get requirements for, uh, up to 140 degree horizontal to 40 degree vertically with 0.05 over 0.05, and even 20 fr- frames per second. Um, today, Innoviz is the only one who can actually, um, meet those requirements. Uh, talking about range, only range, has really no value. Uh, uh, the- the other solutions that I’ve seen using 1550 that claim, uh, very long range, uh, you know, pushing the markets, uh, to- to talk about range, uh, because the resolution in frame rate and field of view i- is very limited. But in reality, uh, the- the- the numbers are- are quite different. So, uh, talking about 100, uh, one kilometer or- or 350 meters without specifying the exact frame rate and resolution that working point is, uh, is really not, uh, not the right way to kind of, uh, think about the problem.

Jeff Osborne:

Got it. And then, you know, as it relates to, uh, the, all the companies out there, how ... when you were coming up with the- the business plan and working with Magna and BMW, you know, how do you think about what the right price points are to sell your product with the right resultant margins are? Uh, of the six SPACs that are out there, the- the gross margin profile in particular i- is really all over the map. Um-

Jeff Osborne:

You know, part of that’s for manufacturing, part of it’s based on the price point, you know, again, Luminar yesterday talked about, uh, a passenger car for, uh, one LiDAR sensor being $1,000 and potentially up to $2,500 content. Uh, I- I think you’re well below that. Um, but, you know, they have one margin price point. So, I’m not trying to pick on them, but on the other end of the spectrum we’ve got Ouster, you know, saying, uh, this is more of a 20%, 25% margin business for automotive.

Omer Keilaf:

Hm.

Jeff Osborne:

So, how did ... you know, and- and A) can you remind us of what your expected margins are and how did you, uh, derive at that point?

Omer Keilaf:

Um, that’s a good question. So, let- let’s start with that. You know, there- there is a willingness to pay by the customer. And that’s a (laughs), that’s kind of, uh, what, uh, really, uh, is more important. I mean, how many, how much car makers are really willing to pay for a LiDAR, and software, by the way, so ... uh, it’s not that, uh, they are willing to- to pay for a LiDAR, uh, let’s say $500 and then pay another $500 for the software. That’s kind of, uh, uh, something that is, uh, obviously not true. I mean, you- you can look at the benchmark, um, in cameras. The software for cameras, the complete revision for cameras are sold at around $50 and that’s basically where probably the market will be, uh, similarly for the LiDAR.

Omer Keilaf:

Now, um, le- let’s split between, uh, premium, level 3, high speed, to level 2+, low speed, level 3, uh, and- and adoption. So, may- maybe I’ll- I’ll ski, I’ll- I’ll jump to, um, slide that might help me here. So, okay. So, the way that we see the market is that, you know, initially the level three premium cars are- are able to, and willing to, sell ... and to buy LiDAR at around $1,000 in volume. Uh, when it goes to level 2+ and level 3. And then in 2030, uh, the- the price would need to be around $500. And you need to include here that it’s not only the technology. You need to take into account also, uh, the- the assembly, the Tier-1, the warranty, the liability, all of those, uh, (laughs) less, uh, le- less, uh, appealing topics in automotive that nobody likes to talk about, uh, but are important.

Omer Keilaf:

So, um, the- the bump out of- of these figures should be around, uh, 30% to 40%. Uh, because, uh, on top of it you need to- to add, uh, the margins for, uh, for the, uh, for the company, for the Tier-1, uh, and you need to add the- the assembly cost, um, et cetera. Um, the way that we work with the market, and again, uh, you know, our business model is which we sell components, uh, to the Tier-1 is very much like what Mobileye did. We sell, uh, the ASIC, the MEMS, the detector. Um, those are a- a certain portion of the, of the, of the bump and that for those we do take 50% gross margin, but that’s for a cheap model, it’s not for a LiDAR model. Uh, for a LiDAR model, the gross margin would be, could- should’ve been, uh, lower, obviously, in order to meet with these, uh, price, uh, targets.

Jeff Osborne:

Got it. And then, um, you know, how- how important ... and I think there’s a debate about, uh, at least in my mind there’s a debate about software, uh, for LiDAR companies relative to some of the companies that I cover. So, for example, uh, Aptiv is an investor in your company but also is working on sensor fusion in their own right. Uh, and so, how do you think about what the expectations are for your own software relative to what Tier ones, which you have four of, uh, what they’re developing, uh, in-house for their own needs around using software. Do you, do you see over time, the- the democratization of hardware and software decoupling? Uh, certainly, you know, Mobileye has locked vendors in, into their walled garden of buying their camera and the re- result in software.

Jeff Osborne:

I’ve heard a lot of complaints about not getting the access to the data a- at the speeds that they want or, you know, in the format that they want. So, I guess, do- do you see any, uh, debate about, uh, the decoupling of hardware and software or not really?

Omer Keilaf:

So, I- I- I would split that answer to the different, um, parts of the, of the, I- I would say the vertical. So, when you talk about consumer vehicles, uh, there is a need to provide a LiDAR with the software. Of- of ... when- when I talk about the software, I talk about the computer vision of the LiDAR, on- only. Okay? So ... And- and the reason behind it is because car makers wants to meet with the ISO 26262 and- and to have an ACLB system, which means they want to have a complete a-a very clear separation between the decision making of, of each sensor. So this way they get, uh, the redundancy. So f-for this reason, uh, th-they are asking the computer vision to be relying solely on, on the LiDAR, and doesn’t, don’t take any information from the camera. Otherwise, uh, the validation process is just, uh, would be crazy and very expensive. Uh, when we talk about robo-taxis and kind of applications that, uh, probably, uh, I would say, less of automotive grades, that kind of mind thinking.

Omer Keilaf:

Uh, on those we do see, you know, companies that want to do the low level fusion, meaning that they take the road data in the different sensors and make, uh, one good solution. For the passenger cars, I believe it will, uh, be, uh, as, as, as I explained earlier long term, even if they would turn into low, high level fusion, they would need, they would still, uh, would like to have a secondary kind of um, uh, fall back, uh, uh, architectural to deduce the redundancy with software. Uh, for a, uh, kind of mobilization, of, of, of data, which is an interesting question. So I, I think that the car makers are worried to, to be in a position where they are highly dependent on the, on the sensor company to, to b, to b, to be actually, uh, providing them all of the feature. Uh, but I think that for them to really develop internally their own computer vision just on the light, that is not economically correct. Uh, we, uh, you know, the, the level of investment that we need to do in order to, uh, collect all of the data, and update, and, and, uh, you know, bring it to the right maturity, uh, we can upload that on several programs and for the same reasons that car makers do not develop their own LiDARs because they can not provide sufficient volume to bring it to the right price. Uh, they would need to rely on LiDAR companies to do it for them. What they are trying to do is to take ownership on kind of like the driving decision and, and do the integration of those sensors. This is where we see most car makers do not want to kind of, uh, um, outsource that kind of, um, feature.

Jeff Osborne:

Got it. Maybe in, uh, four minutes or so, we have what, uh a couple more questions if you don’t mind. One, the, um, what’s your view of competing sensors, uh, in radar, or cameras?

Jeff Osborne:

Uh, some of the new radar companies as well as camera technologies claim that they can make the need for LiDAR, uh, you know, much less acute, uh as it relates to sensor fusion. So things like 4D radar. Do you, do you see, uh, that type of technology eating into your ability to sell into level two plus, and level three, uh capability, and, and maybe you’re still only relevant for level four, or, or not really?

Omer Keilaf:

No, not really. I mean take, take the example of the, the kind of, like the, the use case of a small object down the road in 160 meters. Even the most advanced 4D radars, as far as I know, they are kind of reaching the one degree resolution, uh, where, what the need is 0.05 degree resolution. So there is more than an order of magnitude, uh, gap in performance that, uh, radars are able to achieve. And uh, therefore I don’t see them e-ever going to be, I mean I would never say never, but not in the coming 20 years probably, uh, to be able to replace LiDAR.

Jeff Osborne:

Got it. And then what are the, the key risks for ramping up, you know, to, to meet the anticipated BMW related demand, or how is the, the fab and partners you have, how is, uh, that running? What are the key milestones that investors should be watching over the next three or four quarters as that program ramps up, uh, a year or so from now?

Omer Keilaf:

Yeah I think the most a, the kind of the key, uh, milestone is the ramp up of, uh, of the high volume side that we’re now doing. It’s actually in process with Magna, our partner. And, and basically stopping shipping, start shipping, uh, units from, uh, that production line. We have today a production line in Germany with our partner Jabil, but now we’re ramping up a production line, uh, that will support BMW for high volume, that’s going to also be promoting grade facility.

Jeff Osborne:

Got it. Is there anything we haven’t talked about? We’ve only got one minute left. Otherwise I’ll , I’ll let you go and get back to your busy day.

Omer Keilaf:

Well I’m sure there is a lot to talk about. It’s a, it’s an interesting, uh, (laughs) industry. Uh, but no, I think that we’ll, you know, we’ll, we’ll share more about InnovizTwo. Uh, it’s, it’s going to be a very exciting uh, product. Much cheaper, much smaller, and, and incredibly better so it will be an amazing product.

Jeff Osborne:

We’ll look forward to watching it, uh play out. But thanks Omer and Eldar for taking time out of your busy day and joining us.

Omer Keilaf:

Thank you.

Jeff Osborne:

Take care.

Omer Keilaf:

Goodbye.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz Technologies Ltd. (“Innoviz”) and Collective Growth Corporation (“Collective Growth”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Innoviz’s and Collective Growth’s control. While such information and projections are necessarily speculative, Innoviz and Collective Growth believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Innoviz or Collective Growth, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innoviz and Collective Growth. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Innoviz has filed a registration statement on Form F-4 that includes a proxy statement of Collective Growth and a prospectus of Innoviz. The proxy statement/prospectus has been sent to all Collective Growth stockholders. Collective Growth and Innoviz also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Collective Growth are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders can obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Collective Growth or Innoviz through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel.

Participants in Solicitation

Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including the registration statement and the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.